SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

02 MAR -6 AM 8:43

02015648

1 March 2002

By Courier

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 February 2002 as published in the South China Morning Post in Hong Kong on 1 March 2002 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

IK/lc/cw

Encl.

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

3/6

Exemption File No. 82-5006

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司

website: http://www.irasia.com/listco/hk/shangrila

ANNOUNCEMENT OF FINAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

THIS IS NOT THE ANNOUNCEMENT OF THE FINAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE YEAR ENDED 31 DECEMBER 2001. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA WITH FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THAILAND.

SUMMARY

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND ("SHPCL"), a 73.61% subsidiary of SA and a company listed on the Stock Exchange of Thailand, has announced its audited final results for the year ended 31 December 2001 in Thailand on 28 February 2002. The audited financial statements of SHPCL have been prepared in accordance with accounting principles and practices generally accepted in Thailand. The Consolidated Earnings Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below.

SHPCL, a subsidiary of SA listed on the Stock Exchange of Thailand and in which SA has a 73.61% interest, has announced its audited final results for the year ended 31 December 2001 in Thailand on 28 February 2002. The Consolidated Earnings Statement of SHPCL and recommendation on final dividend by the Board of Directors of SHPCL are provided below:–

(A) CONSOLIDATED EARNINGS STATEMENT OF SHPCL

SHANGRI-LA HOTEL PUBLIC COMPANY LIMITED, THAILAND

CONSOLIDATED EARNINGS STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2001 – AUDITED

	For the year ended 31 December	
	2001 *(Baht)*	**2000** *(Baht)*
REVENUES		
Revenues from hotel operations:		
Room	740,996,902	814,969,446
Food and beverage	580,715,447	615,494,639
Others	103,709,309	125,388,516
Total revenues from hotel operations	1,425,421,658	1,555,852,601
Dividend income	20,840,995	24,271,503
Interest income	19,035,284	28,876,865
Gains from sales of investment in related parties	–	37,447,399
Other income	18,634,454	23,857,758
TOTAL REVENUES	1,483,932,391	1,670,306,126
EXPENSES		
Cost of sales and services	428,394,223	460,143,110
Selling and administrative expenses	350,602,019	342,605,711
Depreciation and amortisation	211,414,534	226,732,774
Interest expenses	89,456	6,897,513
Directors' remuneration	2,300,000	1,701,644
TOTAL EXPENSES	992,800,232	1,038,080,752
EARNINGS BEFORE SHARE OF LOSS OF SUBSIDIARY AND ASSOCIATED COMPANIES	491,132,159	632,225,374
SHARE OF LOSS OF SUBSIDIARY AND ASSOCIATED COMPANIES	–	–
PROVISION FOR LOSS ON LOANS TO AND INVESTMENT IN RELATED COMPANIES	(231,269,946)	(345,300,048)
EARNINGS BEFORE INCOME TAX	259,862,213	286,925,326
CORPORATE INCOME TAX	(131,060,177)	(169,079,466)
NET EARNINGS FOR THE YEAR	128,802,036	117,845,860
BASIC EARNINGS PER SHARE (BASED ON NET EARNINGS) (BAHT)	0.99	0.91

(B) RECOMMENDATION ON FINAL DIVIDEND BY THE BOARD OF SHPCL

Pursuant to a resolution passed at the board meeting of SHPCL held on 28 February 2002, the Board of Directors of SHPCL has recommended a final dividend of Baht 1 per share for the year ended 31 December 2001 (2000: Baht 2 per share plus a special dividend of Baht 3 per share) payable to the shareholders of SHPCL. Such dividend will be subject to approval by the shareholders of SHPCL at its forthcoming annual general meeting to be held on 25 April 2002.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE FINANCIAL RESULTS INCLUDING THE EARNINGS PER SHARE AND DIVIDEND RECOMMENDED PERTAIN ONLY TO SHPCL, A 73.61% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 73.61%) IN THE PROFITS OF SHPCL IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2001 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 28 February 2002